TASEKO ANNOUNCES 2020 SUSTAINABILITY PERFORMANCE

April 22, 2021, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB; LSE: TKO) ("Taseko" or the "Company") has published its annual Environmental, Social, and Governance ("ESG") Report, titled 'Sustainability: Our Low Carbon Future' (the "Report"), highlighting Taseko's sustainability performance for 2020.

Stuart McDonald, Taseko's President, commented, "2020 was a difficult year in many respects, with lower copper prices earlier in the year and a world-wide health pandemic at the forefront; but people, communities, and companies rallied together and adapted.  During this challenging year, we continued to keep our employees safe and working, while also meeting our commitments to the environment and communities.  I want to specifically acknowledge the work of our employees whose dedication and commitment to success resulted in an environmental reclamation award, Indigenous partnerships and exceptional health and safety performance."

"Our Gibraltar Mine helped sustain economic strength in local communities, and we also worked to advance other projects, including our Florence Copper Project which will have one of the smallest environmental footprints, and lowest carbon intensity, of any copper mine in the world.  It is an opportunity for copper production with minimal environmental impacts, including: water consumption that is fourteen times lower, carbon emissions six times lower and energy consumption three times lower than a conventional mining operation.

In this year's ESG report, Taseko has reported Scope 1 and 21 greenhouse gas emissions for the Gibraltar Mine which show that the mine ranks in the first quartile of all copper mines globally.  When commercial operations at Florence Copper commence, the Company's combined GHG emissions intensity will drop even lower, to an estimated 1.53 tonnes of CO2e per tonne of copper equivalent, based on an independent analysis by Skarn Associates."

Taseko Mines' 2020 sustainability highlights includes:

  Rigorous health and safety protocols enabled operations to continue at the Gibraltar Mine in Williams Lake BC and at Florence Copper in Arizona during the Covid-19 pandemic.
  Recognition from the British Columbia Technical and Research Committee on Reclamation with the Jake McDonald Award for outstanding work in mine reclamation and Indigenous collaboration.
  Outstanding safety performance at Gibraltar Mine with zero loss time incidents, zero days lost, zero loss time severity, and zero loss time frequency.
  Continued commitment to a diverse workforce that reflects the communities in which we operate. In 2020 28% of the new hires at Taseko are female and 15%2 are Indigenous people.
  A priority on securing local goods and services with C$116 million and US$2.5 million being distributed to local suppliers from Gibraltar and Florence Copper, respectively; C$72 million and US$2.1 million was distributed in wages to local employees from Gibraltar and Florence Copper, respectively.
  Low Scope 1 and 2 greenhouse gas emission of 1.66 tonnes of CO2e per tonnes of copper produced equivalent and 0.09 tonnes of CO2e per tonnes of copper equivalent produced, respectively.
  Continued discussions with our Indigenous neighbours, that included a Framework Agreement with a local Indigenous Nation to begin discussions on the Yellowhead Project,  as well as an extension to the standstill agreement with Tŝilhqot'in Nation as both parties seek a long-term solution to the conflict regarding Taseko's proposed gold-copper mine currently known as New Prosperity.The full report can be viewed and downloaded at tasekomines.com/esg/overview
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1 Scope 1 emissions are direct greenhouse (GHG) emissions that occur from sources that are controlled or owned by an organization, such as diesel used in vehicles. Scope 2 emissions are indirect GHG emissions associated with the purchase of electricity, heat, or cooling.

2 A percentage of Gibraltar new hires only

For further information on Taseko, please visit the Taseko website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer

Chief Executive Officer and Director

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains "forward-looking statements" that were based on Taseko's expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "outlook", "anticipate", "project", "target", "believe", "estimate", "expect", "intend", "should" and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties about the effect of COVID-19 and the response of local, provincial, federal and international governments to the threat of COVID-19 on our operations (including our suppliers, customers, supply chain, employees and contractors) and economic conditions generally and in particular with respect to the demand for copper and other metals we produce;
  uncertainties and costs related to the Company's exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com, including the "Risk Factors" included in our Annual Information Form.